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                            November 6, 2020

       Michael Scarpa
       Chief Financial Officer
       The Children's Place, Inc.
       500 Plaza Drive
       Secaucus, New Jersey 07094

                                                        Re: The Children's
Place, Inc.
                                                            Form 10-K for
Fiscal Year Ended February 1, 2020
                                                            Filed March 19,
2020
                                                            Form 8-K Filed
August 25, 2020
                                                            File No. 000-23071

       Dear Mr. Scarpa:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed August 25, 2020

       Non-GAAP Reconciliation, page 2

   1. Your non-GAAP results include adjustments for occupancy charges at stores temporarily closed and payroll and
benefits for store employees during the period stores were closed.
                                                        It appears that these
are normal, recurring, cash operating expenses. Please tell us how you considered the
guidance in Question 100.01 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations. In addition, since inventory
                                                        provisions are
typically recurring costs that are based on a variety of factors, tell us how you considered the
guidance in Question 100.04 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations in adjusting for an inventory
                                                        provision due to
COVID-19. Also, explain in detail how the amount of the inventory provision directly
related to COVID-19 was objectively determinable and why it could not be partially attributed
to other market factors and conditions.
 Michael Scarpa
The Children's Place, Inc.
November 6, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at (202) 551-3272 or Rufus Decker at
(202) 551-3769, if
you have any questions.



FirstName LastNameMichael Scarpa                          Sincerely,
Comapany NameThe Children's Place, Inc.
                                                          Division of
Corporation Finance
November 6, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName